Alexco Expanded Keno Hill Exploration Drilling Program to Begin Mid
March; Pre-Feasibility Study Targeted

March 1, 2007 Vancouver, British Columbia - Alexco Resource Corp. (TSX: AXR) (“Alexco”) is planning a significantly expanded $13.0 million surface diamond drilling resource definition and exploration program to be executed by NovaGold Resources Inc (TSX, AMEX: NG) (“NovaGold”) at the Keno Hill Silver Project, Mayo Mining District, Yukon.

2007 Keno Hill Highlights

  An initial 30,000 metre surface drill program to begin mid March with 12,500 metres of drilling planned to validate and expand historical resources at Bellekeno, 12,000 metres to further explore and develop resources along the recently discovered Silver King – Husky Southwest silver - gold trend and 5,500 metres to drill test selected high quality silver exploration targets elsewhere the district;

  Historic Bellekeno Mine area targeted for pre-feasibility study in late 2007 with objective of advancing to feasibility and a development decision in 2008. An initial NI 43-101 silver-lead- zinc-gold resource report is currently being prepared by SRK Consulting for the Bellekeno Mine area; and

  Alexco’s strong financial position including $29 million in unrestricted cash (plus an additional $11 million of restricted cash) will enable the Company to complete initial exploration and transition to the next logical stages in redeveloping the Keno Hill Silver District in late 2007.

2007 Exploration Program Highlights

Based on broadly successful 2006 results Alexco has rapidly expanded its second year of exploration at Keno Hill and is planning to initiate a two phase district exploration program, the first phase comprising 30,000 metres of surface diamond drilling to begin in mid March and be complete by early fall 2007. Based on results from phase one drilling the Company is targeting in phase two to proceed to a pre-feasibility study at the historic Bellekeno Mine as well as drill a further 9,000 metres elsewhere in the district to follow up phase one results.

In phase one, approximately 12,500 metres will be drilled in the area of the historical Bellekeno Mine where the Company drilled nine holes (3,727 metres) in 2006 demonstrating both along strike and down dip continuation of the existing historical resource, including a 3.0 metre intercept of 44.4 oz/ton silver, 1.26 g/tonne gold, 20.0% lead and 7.2% zinc returned from the deepest hole drilled beneath the previously developed (but not mined) historical resource. The estimated remaining historical resource at the Bellekeno mine is 291,000 tons grading 34.7 oz/ton silver, 11.6% lead and 6.7% zinc (see Notes below).

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Approximately 12,000 metres will be drilled along the newly identified Silver King - Husky Southwest silver – gold corridor where work in 2006 demonstrated the possible presence of a two kilometre long silver dominated, gold bearing and base metal depleted epithermal style system characterized by narrower zones (1 to 1.4 metres in the Silver King area, 3.0 to 6.1 metres in the Silver King East area) of bonanza grade silver mineralization within broader intervals (12 to 18 metres at Silver King and up to 15 metres at Silver King East) of lower grade but significant silver mineralization.

Approximately 5,500 metres of drilling will be completed at other high quality district exploration targets in phase one and an additional 9,000 metres will be targeted in phase two prior to the end of November.

Expanded Keno Hill Senior Staff

Mr. Jim Muntzert, formerly the key district manager at NovaGold’s Galore Creek project has joined Alexco to manage the Keno Hill program and will oversee the expansion of facilities and increased manpower to execute the 2007 Keno Hill plan. Mr. Stan Dodd, who recently filled a critical role for NovaGold at the Donlin Creek project, has been seconded to Alexco to lead the NovaGold geological team at Keno Hill.

To assist in the development of mineable resources, manage scoping and pre-feasibility studies as well as prepare the company for critical feasibility and mine development decisions in 2008, Alexco has hired Mr. Tim Hall, former Operations Manager/Mine Manager, at Kennecott’s Greens Creek Mine. Mr. Hall has an extensive and successful record of underground exploration and ore discovery, reserve definition, ore body development, mine planning, and mine operations at Greens Creek and elsewhere in North America.

Acquisition of Assets and Expansion of Alexco Services Business to US

The Company is also pleased to announce expansion of its services business to the United States through the establishment of Alexco Resource U.S. Corp (“Alexco US”), a Colorado company, and the acquisition of certain intellectual property and project rights from Green World Science of Nevada, Inc. (“Green World”) and the addition of the principals of Green World, Joe Harrington and Jim Harrington, to the Alexco US management team.

The assets acquired from Green World include six U.S. patents (the “Patents”), some of which are registered in Canada among other countries. The Patents pertain to the in situ immobilization of metals and are specifically suited to mine closure related remediation. Two of the Patents, as registered in Canada, were previously under licence to the Company. The acquisition of the Patents, together with the interest of Green World in certain ongoing projects, will provide Alexco US with immediate remediation services revenue and cash flow. The consideration paid for the assets included 264,895 shares of the Company and cash; all consideration being escrowed pending registration of the assignment of the Patents.

Joe Harrington and Jim Harrington have joined Alexco US as Vice-President Technology and Strategic Development and Vice-President Engineering and Environmental Services respectively. Joe Harrington is the inventor of the Patents and both he and his brother Jim have extensive experience in developing and executing environmental remediation projects utilizing the Patents and otherwise. Their addition provides Alexco US with an experienced local team, to assist in advancing the Company's strategic plans.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Notes

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff. Samples were collected by underground percussion drilling and surface core drilling, and silver assays were capped at 100 ounces of silver per ton (3,429 g/t silver). Manual polygonal estimation methods were used and, if necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 metres). These historical resources used the revised February 1996 CIM Mineral Resource/Reserve Classification reporting guidelines. Although believed to be relevant by Alexco management, these historical resources are not NI 43-101 compliant, should not be relied upon, and will be updated and verified by an independent qualified person in the upcoming SRK resource estimate.

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual vein thicknesses.

The 2006 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Mike Stammers, P.Geo., Exploration Manager for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver, B.C. for preparation and analysis by fire assay and multi-element ICP.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4